

September 1, 2009

Chengyu Fu
Chairman, Executive Director and
Chief Executive Officer
CNOOC Ltd.
65th Floor, Bank of China Tower
1 Garden Road, Central
Hong Kong

      Re: CNOOC Ltd.
             Form 20-F for the Fiscal Year Ended December 31, 2008
             Filed May 8, 2009
             File No. 001-14966

Dear Mr. Fu:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

Consolidated Financial Statements

Note 3 – Summary of Significant Accounting Policies, page F-14

1.   We note your use of enhanced recovery techniques, including water injection. Please expand your disclosure to identify the various types of enhanced recovery techniques utilized and elaborate upon the extent to which they are used. For

each technique used, please expand your disclosure within the summary of significant accounting policies to detail the types of costs incurred and how you account for the costs associated with the enhanced recovery programs at each stage of an enhanced recovery project's development. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

Summary of Significant Accounting Policies – PP&E – Oil and Gas Properties, page F-17

2.   We note you impair oil and gas property costs based on exploratory experience and management judgment. Please expand your disclosure to address how your exploratory experience and management judgment is applied to the impairment assessment guidance of paragraph 20 of IFRS 6 and the measurement guidance of paragraphs 18 through 23 of IAS 36. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

Income Tax, page F-22

3.   We note you disclose that you do not recognize deferred tax liabilities for taxable temporary differences where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss. Please expand your disclosure to address the types of transactions common to your business within this category. In your response to this comment, please provide us with a sample of your proposed expanded disclosure. In addition, please also tell us if you consider any subsequent deferred tax consequences that may arise from depreciation and amortization differences where at the time of the transaction, the initial recognition of assets and liabilities did not affect profit or loss.

Revenue Recognition – Oil and Gas Sales, page F-24

4.   We note your oil and gas sales are presented net of royalties and the government share oil that you lift and sell on behalf of the government. Please expand your disclosure to address the factors you considered in determining to classify these amounts net as a royalty instead of gross as a production tax. Please also disclose whether the royalty recipient has any rights to the underlying reserves. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

Engineering Comments

Supplementary Information on Oil and Gas Producing Activities, page S-1

5.   We note that in your response number 24 of you letter dated November 10, 2006
        you indicated that in the next three yeas you were planning on bringing on
        production of several large gas fields in China and Australia that would help to
        increase the gas production of your substantial undeveloped gas reserves.
        Although gas production has risen about 33% during that time, we also note that
        your percent of proved undeveloped gas reserves has increased from 51% at the
        end of 2005 to 70% at the end of 2008.   Please provide us with the following
        information concerning your proved undeveloped gas reserves:

        ·   tell us if all your proved undeveloped gas reserves have binding contracts to
             sell the gas;

        ·   the year in which the gas reserves were first booked as proved reserves;

        ·   the anticipated schedule of development of your proved undeveloped gas
             reserves;

        ·   the estimated gas production volumes you expect to achieve in each of the
             next ten years from these undeveloped gas reserves

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319, or Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief